UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated  July 28, 2010

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada  T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes	No	✓

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-152607) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•                Press Release dated July 28, 2010.

•                Interim Report to Shareholders for the six months ended June 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	July 28, 2010	By:	/s/”Alison T. Love”
Alison T. Love
Vice President, Corporate Secretary & Chief Compliance Officer

2

NEWS RELEASE

Enbridge reports second quarter results

HIGHLIGHTS

•                  Second quarter and six month adjusted earnings increased 19% to $232 million, or $0.63 per common share, and $550 million, or $1.49 per common share, respectively

•                  Second quarter earnings were $138 million; six month earnings were $480 million, or $1.30 per common share

•                  Alberta Clipper and Southern Lights Pipelines both brought into service on time and on budget

•                  Enbridge expands Regional Oil Sands System through $400 million Waupisoo Pipeline Expansion

•                  Enbridge enters U.S. green energy sector with US$500 million investment in 250-MW Colorado wind energy project

•                  Enbridge joins the Project Pioneer carbon capture and sequestration pilot project

•                  Enbridge affiliate expands U.S. natural gas gathering and processing footprint with US$682 million acquisition

CALGARY, ALBERTA, July 28, 2010 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) – “Enbridge’s liquids pipelines, natural gas transportation and distribution and green energy businesses all contributed to sustaining our track record of strong financial results,” said Patrick D. Daniel, President and Chief Executive Officer. “With new projects entering service on schedule and on budget, we are on track for the upper half of our 2010 full year adjusted earnings guidance of $2.50 to $2.70 per share.”

“While we’re very proud of our second quarter financial performance, unfortunately, we are reporting those results at the same time as members of our team are in Michigan doing their utmost to respond to the leak we experienced on the Lakehead System earlier this week,” said Mr. Daniel. “Isolation valves on the line have been closed, stopping the source of the leak, and we are now focusing all of our efforts on recovery and clean up. Enbridge places the highest priority on mitigation of impacts to the environment and affected members of the public, working closely with regulators and federal, state and local officials.”

On April 1, 2010, Enbridge’s Alberta Clipper Project was placed into service, with line fill expected to be completed and full operations commencing by the end of September 2010.

“The completion of our largest project ever, the Alberta Clipper Project, on time and on budget marked a significant milestone for Enbridge,” said Mr. Daniel. “With the July 1st in service date for our second largest project, the Southern Lights diluent pipeline, these two projects are now further strengthening Enbridge’s cash flow growth.

In its natural gas business, Enbridge Energy Partners, L.P. announced earlier today the US$682 million acquisition of the entities that comprise the Elk City Gathering and Processing System from Atlas Pipeline Partners. The acquisition is anticipated to close by late third quarter or early fourth quarter 2010.

“Strategically, this acquisition provides immediate synergies with our existing natural gas gathering assets and further solidifies Enbridge’s ability to capitalize on growth in the Granite Wash,” said Mr. Daniel.

Forward-Looking Information

This news release contains forward-looking information. Significant related assumptions and risk factors are described under the Forward-Looking Information section of this news release.

In early July 2010, Enbridge announced its investment in the 250 megawatt Cedar Point Wind Energy Project for approximately US$500 million, a significant step in the Company’s objective of growing its green energy business.

“The Cedar Point Wind Energy Project is our first green energy investment outside of Canada and, as such, it establishes a foothold for future investment into the growing U.S. green energy market,” said Mr. Daniel. “Cedar Point bolsters our already strong portfolio of green energy projects and is expected to be accretive to earnings per share in the first full year of operation in 2012.

Enbridge continues to pursue the advancement of alternative energy technologies, including carbon capture, transportation and sequestration (CCS), technologies that are expected to contribute to increasing the environmental sustainability of oil sands production. In June 2010, the Company announced it will participate in the TransAlta-led Project Pioneer.

“We believe CCS has potential to positively impact our industry and our ability to continue to grow sustainably and in an environmentally responsible manner,” said Mr. Daniel.

“Green energy aligns very well with our objective to profitably grow our energy infrastructure business. In addition to boosting our bottom line, green energy is a key component in our plan to achieve a neutral environmental footprint as we grow our operations.”

“Enbridge is well positioned to continue to grow in 2010 and through the middle of the decade, with a full slate of potential investment opportunities that fit within our business model focused on growth, reliability and income,” concluded Mr. Daniel.

SECOND QUARTER 2010 OVERVIEW

For more information on Enbridge’s growth projects and operating results, please see the Management’s Discussion and Analysis (MD&A) which is filed on SEDAR and EDGAR and also available on the Company’s website at www.enbridge.com/InvestorRelations.aspx.

•                  Many of the same factors which contributed to favourable results in the first quarter of 2010 continued to impact earnings in the second quarter. Specifically, results were positively affected by Alberta Clipper being placed into service in April 2010 as well as the continued benefit from the construction of the Southern Lights Pipeline. Strong results from Enbridge Energy Partners, L.P. (EEP) continued as a result of enhanced results within its liquids segment, primarily due to the Southern Access Phase II Expansion being placed in service in April 2009 as well as the North Dakota Phase VI expansion that entered service on budget and ahead of schedule on January 1, 2010. As was also noted in Enbridge’s first quarter results, these positive variances were offset by decreased earnings from the Energy Services segment of the Company which in 2009 achieved higher volumes and more favourable storage and transportation margins.

•                  On July 26, 2010, EEP confirmed a leak on Line 6B of its Lakehead System. The pipeline was shut down and isolation valves were closed, stopping the source of the oil. No one was injured. The cause of the release has not been determined and is being investigated. Enbridge is placing priority on the clean-up efforts; financial impacts have not yet been assessed. Line 6B is a 30-inch, 190,000 barrels per day (bpd) line transporting light synthetics, heavy and medium crude oil from Griffith, Indiana to Sarnia, Ontario.

•                  On July 28, 2010, EEP announced that it plans to acquire the entities that comprise the Elk City Gathering and Processing (ECOP) System from Atlas Pipeline Partners for US$682 million. The acquisition is anticipated to close by late third quarter or early fourth quarter 2010. Upon closing, this acquisition is expected to be immediately accretive to earnings. The ECOP System comprises 1,300 kilometers (800 miles) of natural gas gathering pipeline, one hydrogen sulfide treating plant, three cryogenic processing plants with a total capacity of 370 million cubic feet per day and a combined current natural gas liquids production of 20,000 bpd. Enbridge holds a 27% interest in EEP.

•                  On June 29, 2010, Enbridge announced an agreement with Renewable Energy Systems Americas Inc. (RES Americas) under which a U.S. affiliate of Enbridge Inc. will own and operate the 250-megawatt (MW) Cedar Point Wind Energy Project. Enbridge’s investment in the project will be approximately US$500 million and the Colorado-based RES Americas will construct it under a fixed-price engineering, procurement and construction contract to Enbridge. The Cedar Point Wind Energy Project is located approximately 130 kilometers (80 miles) east of Denver. Construction of the project will begin shortly, with substantial completion expected in late 2011. The project will deliver electricity to the Public Service Company of Colorado electricity transmission grid under a 20-year, fixed-price power purchase agreement.

•                  Enbridge announced on June 28, 2010 additional shipper commitments totaling 229,000 bpd of capacity on the Waupisoo Pipeline, part of Enbridge’s Regional Oil Sands System. Enbridge will undertake an approximately $400 million expansion of the Waupisoo Pipeline to its maximum capacity in order to accommodate these commitments, which include the additional Leismer oil sands volumes announced in February 2010. The Waupisoo Pipeline expansion program will provide approximately 65,000 bpd of additional capacity in the second half of 2012 and approximately a further 190,000 bpd when fully in service in the second half of 2013. The new commitments allow for a three-year ramp up to the full commitment amount, with a corresponding ramp up in revenue to Enbridge.

•                  Also on June 28, 2010, Enbridge announced it will participate in the development of the TransAlta-led Project Pioneer, Canada’s first fully-integrated CCS project involving retro-fitting a coal-fired electricity plant. When complete, Project Pioneer is expected to be one of the largest CCS facilities in the world and among the first to have an integrated underground storage system. Enbridge brings to Project Pioneer expertise in the design and construction of pipeline infrastructure, as well as extensive knowledge in CO2 sequestration.

•                  On June 16, 2010 Enbridge Inc. announced the acquisition of the 50% of the Hardisty Caverns Limited Partnership previously owned by CCS Corporation for approximately $52 million. The Hardisty Caverns facility, now wholly owned by Enbridge, includes four salt caverns totaling 3.1 million barrels of capacity, and provides term storage services under long-term contracts.

•                  Enbridge filed an application with the National Energy Board for the construction and operation of the Enbridge Northern Gateway Pipeline on May 27, 2010. The $5.5 billion Northern Gateway Pipeline involves a new twin pipeline system between Edmonton, Alberta and a new marine terminal in Kitimat, British Columbia to export petroleum and import condensate.

DIVIDEND DECLARATION

On July 27, 2010, the Enbridge Board of Directors declared quarterly dividends of $0.425 per common share and $0.34375 per Series A Preferred Share. Both dividends are payable on September 1, 2010 to shareholders of record on August 13, 2010.

CONFERENCE CALL

Enbridge will hold a conference call on Wednesday, July 28, 2010 at 9:00 a.m. Eastern time (7:00 a.m. Mountain time) to discuss the second quarter 2010 results. Analysts, members of the media and other interested parties can access the call at +857-350-1600 or toll-free at 1-866-783-2141 using the access code of 45571069. The call will be audio webcast live at www.enbridge.com/InvestorRelations/Events. A webcast replay will be available approximately two hours after the conclusion of the event and a transcript and MP3 replay will be posted to the website within 24 hours. The replay at toll-free 1-888-286-8010 or +617-801-6888 (access code 71134492) will be available until August 4, 2010.

The conference call will begin with a presentation by the Company’s Chief Executive Officer and Chief Financial Officer, followed by a question and answer period for investment analysts. A question and answer period for members of the media will follow the analysts’ session.

The unaudited interim Consolidated Financial Statements and MD&A, which contain additional notes and disclosures, are available on the Enbridge website at www.enbridge.com/InvestorRelations.aspx.

About Enbridge Inc.

Enbridge Inc. (Enbridge or the Company), a Canadian company, is a North American leader in energy delivery and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in green energy technologies, including wind and solar energy projects, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Forward-Looking Information

Forward-looking information, or forward-looking statements, have been included in this news release to provide the Company’s shareholders and potential investors with information about the Company and its subsidiaries, including management’s assessment of Enbridge’s and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as ‘‘anticipate’’, ‘‘expect’’, ‘‘project’’, ‘‘estimate’’, ‘‘forecast’’, ‘‘plan’’, ‘‘intend’’, ‘‘target’’, ‘‘believe’’ and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included or incorporated by reference in this document include, but are not limited to, statements with respect to: expected earnings or adjusted earnings; expected earnings or adjusted earnings per share; expected costs related to projects under construction; expected in-service dates for projects under construction; expected tariffs for pipelines; expected capital expenditures; and estimated future dividends.

Although Enbridge believes that these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about: the expected supply and demand for crude oil, natural gas and natural gas liquids; prices of crude oil, natural gas and natural gas liquids; expected exchange rates; inflation; interest rates; the availability and price of labour and pipeline construction materials; operational reliability; customer project approvals; maintenance of support and regulatory approvals for the Company’s projects; anticipated in-service dates; and weather. Assumptions regarding the expected supply and demand of crude oil, natural gas and natural gas liquids, and the prices of these commodities, are material to and underlie all forward-looking statements. These factors are relevant to all forward-looking statements as they may impact current and future levels of demand for the Company’s services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments in which the Company operates, may impact levels of demand for the Company’s services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to expected earnings or adjusted earnings and associated per share amounts, or estimated future dividends. The most relevant assumptions associated with forward-looking statements on projects under construction, including estimated in-service dates, and expected capital expenditures include: the availability and price of labour and pipeline construction materials; the effects of inflation and foreign exchange rates on labour and material costs; the effects of interest rates on borrowing costs; and the impact of weather and customer and regulatory approvals on construction schedules.

Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to operating performance, regulatory parameters, project approval and ongoing support, weather, economic and competitive conditions, exchange rates, interest rates, commodity prices and supply and demand for commodities, including but not limited to those risks and uncertainties discussed in this news release and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf are expressly qualified in their entirety by these cautionary statements.

Non-GAAP Measures

This news release contains references to adjusted earnings, which represent earnings or loss applicable to common shareholders adjusted for non-recurring or non-operating factors on both a consolidated and segmented basis. These factors are reconciled and discussed in the financial results sections for the affected business segments within the Company’s MD&A. Management believes that the presentation of adjusted earnings provides useful information to investors and shareholders as it provides increased transparency and predictive value. Management uses adjusted earnings to set targets, assess performance of the Company and set the Company’s dividend payout target. Adjusted earnings and adjusted earnings for each of the segments are not measures that have a standardized meaning prescribed by Canadian generally accepted accounting principles (Canadian GAAP) and are not considered GAAP measures; therefore, these measures may not be comparable with similar measures presented by other issuers. See Non-GAAP Reconciliations section of the Company’s MD&A for a reconciliation of the GAAP and non-GAAP measures.

ENBRIDGE CONTACTS
Media	Investment Community
Jennifer Varey	Vern Yu
(403) 508-6563 or Toll Free: 1-888-992-0997	(403) 231-3946
Email: jennifer.varey@enbridge.com	Email: vern.yu@enbridge.com

HIGHLIGHTS

	Three months ended		Six months ended
	June 30,		June 30,
(unaudited; millions of Canadian dollars, except per share amounts)	2010	2009	2010	2009
Earnings Applicable to Common Shareholders
Liquids Pipelines	133	97	267	188
Natural Gas Delivery and Services	62	38	182	524
Sponsored Investments	57	42	109	72
Corporate	(114)	216	(78)	167
	138	393	480	951
Earnings per Common Share	0.37	1.08	1.30	2.62
Diluted Earnings per Common Share	0.37	1.08	1.29	2.61
Adjusted Earnings[1]
Liquids Pipelines	133	97	267	194
Natural Gas Delivery and Services	48	51	191	203
Sponsored Investments	51	39	102	70
Corporate	-	8	(10)	(4)
	232	195	550	463
Adjusted Earnings per Common Share[1]	0.63	0.54	1.49	1.28
Cash Flow Data
Cash provided by operating activities	511	710	1,157	1,591
Cash used in investing activities	(558)	(488)	(1,187)	(851)
Cash provided by/(used in) financing activities	23	(190)	107	(916)
Dividends
Common Share Dividends Declared	161	139	322	277
Dividends per Common Share	0.425	0.370	0.850	0.740
Shares Outstanding(millions)
Weighted average common shares outstanding	369	364	369	363
Diluted weighted average common shares outstanding	373	366	372	365
Operating Data
Liquids Pipelines - Average Deliveries (thousands of barrels per day)
Enbridge System[2]	2,210	1,993	2,132	2,010
Enbridge Regional Oil Sands System[3]	293	253	265	252
Spearhead Pipeline	161	108	137	107
Olympic Pipeline	285	280	272	273
Natural Gas Delivery and Services
Gas Pipelines - Average Throughput Volumes (millions of cubic feet per day)
Alliance Pipeline US	1,582	1,587	1,631	1,638
Vector Pipeline	1,361	1,291	1,439	1,438
Enbridge Offshore Pipelines	1,949	1,990	1,976	1,979
Enbridge Gas Distribution
Volumes (billions of cubic feet)	59	66	225	246
Number of active customers[4](thousands)	1,951	1,912	1,951	1,912
Degree day deficiency[5]
Actual	346	505	2,072	2,430
Forecast based on normal weather	490	488	2,253	2,233

1.               Adjusted earnings represent earnings applicable to common shareholders adjusted for non-recurring or non-operating factors. Adjusted earnings and adjusted earnings per common share are non-GAAP measures that do not have any standardized meaning prescribed by GAAP.

2.               Enbridge System includes Canadian mainline deliveries in Western Canada and to the Lakehead System at the United States border as well as Line 8 and Line 9 in Eastern Canada.

3.               Volumes are for the Athabasca mainline and the Waupisoo Pipeline and exclude laterals on the Enbridge Regional Oil Sands System.

4.               Number of active customers is the number of natural gas consuming Enbridge Gas Distribution customers at the end of the period.

5.               Degree day deficiency is a measure of coldness that is indicative of volumetric requirements for natural gas utilized for heating purposes in Enbridge Gas Distribution’s franchise area. It is calculated by accumulating, for the fiscal period, the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

ENBRIDGE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2010

This Management’s Discussion and Analysis (MD&A) dated July 28, 2010 should be read in conjunction with the unaudited consolidated financial statements and notes thereto of Enbridge Inc. (Enbridge or the Company) as at and for the three and six months ended June 30, 2010, which are prepared in accordance with Canadian generally accepted accounting principles (GAAP). It should also be read in conjunction with the audited consolidated financial statements and MD&A contained in the Company’s Annual Report for the year ended December 31, 2009. All financial measures presented in this MD&A are expressed in Canadian dollars, unless otherwise indicated. Additional information related to the Company, including its Annual Information Form, is available on SEDAR at www.sedar.com and on the Company’s website at www.enbridge.com.

CONSOLIDATED EARNINGS

	Three months ended		Six months ended
	June 30,		June 30,
(millions of Canadian dollars, except per share amounts)	2010	2009	2010	2009
Liquids Pipelines	133	97	267	188
Natural Gas Delivery and Services	62	38	182	524
Sponsored Investments	57	42	109	72
Corporate	(114)	216	(78)	167
Earnings Applicable to Common Shareholders	138	393	480	951
Earnings per Common Share	0.37	1.08	1.30	2.62
Diluted Earnings per Common Share	0.37	1.08	1.29	2.61

Earnings applicable to common shareholders were $138 million for the three months ended June 30, 2010, or $0.37 per common share, compared with $393 million, or $1.08 per common share, for the three months ended June 30, 2009. This decrease primarily reflected the recognition of unrealized fair value losses on derivative financial instruments used to manage foreign exchange risk in the second quarter of 2010 compared with unrealized fair value gains recognized in the second quarter of 2009. The decrease was partially offset by increased earnings in Sponsored Investments as a result of higher volumes and tolls on the Enbridge Energy Partners, L.P. (EEP) Lakehead System and increased tolls in Liquids Pipelines due to placing Alberta Clipper in service in the second quarter of 2010.

Earnings applicable to common shareholders were $480 million for the six months ended June 30, 2010, or $1.30 per common share, compared with $951 million, or $2.62 per common share, for the same period of 2009. This decrease primarily reflected a $329 million after-tax gain recognized on the sale of the Company’s investment in Oleoducto Central S.A. (OCENSA) in March 2009, an after-tax gain of $25 million related to the sale of NetThruPut (NTP) in May 2009 as well as unrealized fair value losses on derivative financial instruments used to manage foreign exchange risk compared with unrealized gains in the first half of 2009. The decrease was partially offset by higher allowance for equity funds used during construction (AEDC) in Liquids Pipelines, primarily on Alberta Clipper and Southern Lights Pipeline, higher tolling revenues in both Liquids Pipelines and Sponsored Investments as a result of Alberta Clipper commencing operations on April 1, 2010 and higher volumes and tolls on the EEP Lakehead System.

FORWARD-LOOKING INFORMATION

Forward-looking information, or forward-looking statements, have been included in this MD&A to provide the Company’s shareholders and potential investors with information about the Company and its subsidiaries, including management’s assessment of Enbridge’s and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as ‘‘anticipate’’, ‘‘expect’’, ‘‘project’’, ‘‘estimate’’, ‘‘forecast’’, ‘‘plan’’, ‘‘intend’’, ‘‘target’’, ‘‘believe’’ and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included or incorporated by reference in this document include, but are not limited to, statements with respect to: expected earnings or adjusted earnings; expected earnings or adjusted earnings per share; expected costs related to projects under construction; expected in-service dates for projects under construction; expected tariffs for pipelines; expected capital expenditures; and estimated future dividends.

Although Enbridge believes that these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about: the expected supply and demand for crude oil, natural gas and natural gas liquids; prices of crude oil, natural gas and natural gas liquids; expected exchange rates; inflation; interest rates; the availability and price of labour and pipeline construction materials; operational reliability; customer project approvals; maintenance of support and regulatory approvals for the Company’s projects; anticipated in-service dates; and weather. Assumptions regarding the expected supply and demand of crude oil, natural gas and natural gas liquids, and the prices of these commodities, are material to and underlie all forward-looking statements. These factors are relevant to all forward-looking statements as they may impact current and future levels of demand for the Company’s services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments in which the Company operates, may impact levels of demand for the Company’s services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to expected earnings or adjusted earnings and associated per share amounts, or estimated future dividends. The most relevant assumptions associated with forward-looking statements on projects under construction, including estimated in-service dates, and expected capital expenditures include: the availability and price of labour and pipeline construction materials; the effects of inflation and foreign exchange rates on labour and material costs; the effects of interest rates on borrowing costs; and the impact of weather and customer and regulatory approvals on construction schedules.

Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to operating performance, regulatory parameters, project approval and ongoing support, weather, economic and competitive conditions, exchange rates, interest rates, commodity prices and supply and demand for commodities, including but not limited to those risks and uncertainties discussed in this MD&A and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this MD&A or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf are expressly qualified in their entirety by these cautionary statements.

NON-GAAP MEASURES

This MD&A contains references to adjusted earnings/(loss), which represent earnings or loss applicable to common shareholders adjusted for non-recurring or non-operating factors on both a consolidated and segmented basis. These factors are reconciled and discussed in the financial results sections for the affected business segments. Management believes that the presentation of adjusted earnings/(loss) provides useful information to investors and shareholders as it provides increased transparency and predictive value. Management uses adjusted earnings/(loss) to set targets, assess performance of the Company and set the Company’s dividend payout target. Adjusted earnings/(loss) and adjusted earnings/(loss) for each of the segments are not measures that have a standardized meaning prescribed by Canadian GAAP and are not considered GAAP measures; therefore, these measures may not be comparable with similar measures presented by other issuers. See Non-GAAP Reconciliations section for a reconciliation of the GAAP and non-GAAP measures.

ADJUSTED EARNINGS

	Three months ended		Six months ended
	June 30,		June 30,
(millions of Canadian dollars, except per share amounts)	2010	2009	2010	2009
Liquids Pipelines	133	97	267	194
Natural Gas Delivery and Services	48	51	191	203
Sponsored Investments	51	39	102	70
Corporate	-	8	(10)	(4)
Adjusted Earnings	232	195	550	463
Adjusted Earnings per Common Share	0.63	0.54	1.49	1.28

Adjusted earnings were $232 million, or $0.63 per common share, for the three months ended June 30, 2010, compared with $195 million, or $0.54 per common share, for the three months ended June 30, 2009. Adjusted earnings were $550 million, or $1.49 per common share, for the six months ended June 30, 2010, compared with $463 million, or $1.28 per common share, for the six months ended June 30, 2009.

The adjusted earnings growth of 19% achieved in both the second quarter of 2010 and the six-month period ended June 30, 2010 reflects the successful execution of several growth projects in late 2009 and the first half of 2010, including Alberta Clipper, the largest liquids pipelines project in the Company’s history, as well as strong performance from the Company’s existing asset base.

Specifically, the following factors impacted adjusted earnings for both the three and six months ended June 30, 2010:

•                  AEDC on both the Canadian and United States segments of the Alberta Clipper Project while under construction as well as operating earnings from its in-service date of April 1, 2010.

•                  AEDC on Southern Lights Pipeline while the project remained under construction during the first half of 2010.

•                  An increased contribution from EEP resulting from higher volumes and tolls on the Lakehead System, the completion of Southern Access Expansion Phase II in April 2009 and the North Dakota System Expansion that entered service on January 1, 2010.

•                  Within Liquids Pipelines, higher volumes on certain laterals comprising the Enbridge Regional Oil Sands System and positive operating results on the Enbridge System.

These increases were partially offset by decreased earnings from Natural Gas Delivery and Services as a result of lower adjusted earnings from Energy Services as well as decreased earnings arising from the sale of OCENSA in the first quarter of 2009.

RECENT DEVELOPMENTS

LIQUIDS PIPELINES

Alberta Clipper Project

The Alberta Clipper Project, which was placed in service April 1, 2010 on schedule and on budget, involved the construction of a new 36-inch diameter pipeline from Hardisty, Alberta to Superior, Wisconsin generally within or alongside Enbridge’s existing rights-of-way in Canada and EEP’s existing rights-of-way in the United States. The new pipeline interconnects with the existing mainline system in Superior where it provides access to Enbridge’s full range of delivery points and storage options, including Chicago, Toledo, Sarnia, Patoka and Cushing. Alberta Clipper has an initial capacity of 450,000 barrels per day (bpd), is expandable to 800,000 bpd and now forms part of the existing Enbridge System in Canada and the EEP Lakehead System in the United States. The line fill process has begun and is expected to be complete by the end of September 2010.

The total cost of the Canadian segment of the project is expected to be $2.3 billion, including allowance for funds used during construction (AFUDC), with expenditures to date of $2.2 billion. The cost of the United States segment is expected to be approximately US$1.2 billion, with expenditures to date totaling US$1.1 billion. Remaining costs are mainly commissioning work associated with the line fill process as well as right-of-way restoration. Enbridge has funded 66.7% of the United States segment of the Alberta Clipper project through Enbridge Energy, L.P. (EELP).

For the United States segment of Alberta Clipper, tariffs filed with the Federal Energy Regulatory Commission (FERC) were approved and became effective April 1, 2010. Filings in early 2010 by shippers requesting the FERC to delay the tariff were dismissed by the FERC in March 2010.

Interim tolls for the Enbridge mainline, including recovery of costs related to the Canadian segment of Alberta Clipper, went into effect April 1, 2010 and, as directed by the National Energy Board (NEB), reflected the forecasted toll presented in 2007. An NEB hearing has been scheduled for November 2010 to consider Enbridge’s final toll application, which includes Alberta Clipper at the full revenue requirement, as well as remaining aspects of the February 2010 filing made by certain shippers. In April 2010, the NEB denied a number of other aspects of the shippers’ filing, including the request to suspend the line fill requirement. The Company continues to believe the shippers’ filings to be without merit.

Southern Lights Pipeline

The Southern Lights Pipeline was completed ahead of schedule and was placed in service on July 1, 2010. The 180,000 bpd Southern Lights Pipeline transports diluent from Chicago, Illinois to Edmonton, Alberta. The project involved reversing the flow of a portion of Enbridge’s Line 13, an existing crude oil pipeline which runs from Edmonton to Clearbrook, Minnesota. In order to replace the light crude capacity that would be lost through the reversal of Line 13, the Southern Lights Project also included the construction of a new 20-inch diameter light sour crude oil pipeline (LSr Pipeline) from Cromer, Manitoba to Clearbrook, and modifications to existing Line 2. These changes to the existing crude oil system increased southbound light crude system capacity by approximately 45,000 bpd.

The total expected project cost is US$1.6 billion for the United States segment and $0.5 billion for the Canadian segment. Expenditures to date are US$1.5 billion and $0.5 billion for the United States and Canadian segments, respectively. Remaining costs primarily relate to right-of-way restoration and final work on the Line 13 facilities.

The United States portion of the tariff for uncommitted shippers on the Southern Lights Pipeline has been challenged. Accordingly, a FERC settlement and hearing process has been initiated. No material financial impacts to the Company are anticipated.

Christina Lake Lateral

Enbridge will construct, own and operate a new pipeline terminal and blended products pipeline, which will allow the Cenovus and ConocoPhillips partnership to deliver increased Christina Lake production volumes directly into the Athabasca Pipeline. The expansion project will add two 375,000 barrel tanks and 26 kilometers of 30-inch diameter pipeline to Enbridge’s existing Christina Lake lateral and terminal facilities, which include two eight-inch lateral lines plus 240,000 barrels of tankage that connect to the Company’s Athabasca Pipeline. The estimated cost of the additional facilities is approximately $0.3 billion, with expenditures to date of $0.1 billion. The planned in-service date is late 2011.

Waupisoo Pipeline Expansion

The Waupisoo Pipeline Expansion will provide 65,000 bpd of additional capacity in the second half of 2012 and an estimated 190,000 bpd of additional capacity in the second half of 2013 when the expansion is fully in service. The project will accommodate shipper commitments of 229,000 bpd, including the additional Leismer oil sands volumes announced in February 2010. The estimated cost of the additional facilities is approximately $0.4 billion.

Woodland Pipeline

In June 2009, Enbridge entered into an agreement with Imperial Oil Resources Ventures Limited (Imperial Oil) and ExxonMobil Canada Properties (ExxonMobil) to provide for the transportation of blended bitumen from the Kearl oil sands mine to crude oil hubs in the Edmonton, Alberta area. The project will be phased with the mine expansion, with the first phase involving construction of a new 36-inch diameter pipeline from the mine to the Cheecham Terminal, and service on Enbridge’s existing Waupisoo Pipeline from Cheecham to the Edmonton area. The new pipeline, to be called the Woodland Pipeline, will be extended from Cheecham to Edmonton in conjunction with the second phase of the Kearl project. The Woodland Pipeline is being undertaken as a joint venture between Enbridge, Imperial Oil and ExxonMobil. Enbridge filed regulatory applications for Phase I facilities at the end of 2009. Regulatory approval from the Energy Resources Conservation Board was received in June 2010. The total estimated cost of the pipeline from the mine to the Cheecham Terminal and related facilities is $0.5 billion, but is subject to finalization based on scope, detailed engineering and regulatory approvals. Enbridge expects the pipeline will come into service in late 2012.

Hardisty Terminal

In June 2010, the Company announced the acquisition of the 50% of the Hardisty Caverns Limited Partnership previously owned by CCS Corporation for approximately $52 million. The Hardisty Caverns facility, now wholly owned by Enbridge, includes four salt caverns totaling 3.1 million barrels of capacity, and provides term storage services under long-term contracts.

Northern Gateway Project

The Northern Gateway Project involves constructing a twin pipeline system from near Edmonton, Alberta, to a new marine terminal in Kitimat, British Columbia. One pipeline would transport crude oil for export from the Edmonton area to Kitimat, and is expected to be a 36-inch diameter line with an initial capacity of 525,000 bpd. The other pipeline would be used to import condensate and is expected to be a 20-inch diameter line with an initial capacity of 193,000 bpd.

Northern Gateway submitted an application to the NEB on May 27, 2010. The Joint Review Panel (JRP), established to review the proposed project pursuant to the NEB Act and the Canadian Environmental Assessment Act, has a broad mandate to assess the potential environmental effects of the project and to determine if it is in the public interest. The JRP will conduct sessions with the public and Aboriginal groups to seek comments on the draft List of Issues, additional information which Northern Gateway should be required to file and locations for the oral hearings. The JRP is of the view that it would be appropriate to obtain these comments prior to issuing a Hearing Order or initiating further procedural steps in the joint review process. The Company has secured $100 million funding from Western Canada producers and Pacific Rim refiners toward the costs of seeking the necessary regulatory approvals for the project.

Subject to continued commercial support, regulatory and other approvals, and adequately addressing landowner, Aboriginal and local community concerns, the Company estimates that Northern Gateway could be in-service in approximately 2016 at an estimated cost of $5.5 billion. The NEB posts public filings related to Northern Gateway on its website and Enbridge also maintains a Northern Gateway Project site in addition to information available on www.enbridge.com. The full regulatory application submitted to the NEB is also available on www.notherngateway.ca. None of the information contained on, or connected to, the NEB website, the Northern Gateway Project website or Enbridge’s website is incorporated in or otherwise part of this MD&A.

NATURAL GAS DELIVERY AND SERVICES

LaCrosse Pipeline

The proposed LaCrosse Pipeline was to include an interstate pipeline to transport natural gas from EEP’s Carthage Hub in Panola County, Texas, to Washington Parish in Southeastern Louisiana, providing an outlet for increasing supplies of natural gas originating in the East Texas and Fort Worth producing basins and the growing Haynesville Shale play. The Company has decided that it will not be proceeding with plans to construct the proposed LaCrosse Pipeline.

SPONSORED INVESTMENTS

Enbridge Energy Partners

Lakehead Line 6B Leak

On July 26, 2010, EEP confirmed a crude oil release on Line 6B of its Lakehead System near Marshall, Michigan. The pipeline was immediately shut down and emergency response crews were dispatched to oversee containment, cleanup and repair of the pipeline. The cause of the release is currently being investigated and, at this time, the economic impact this incident may have is indeterminable. EEP maintains commercial liability coverage that includes a deductible of approximately US$5 million, excluding fines and penalties, and limits of coverage that are expected to be adequate to fund the resulting costs and liabilities.

Enbridge Income Fund

Corporate Restructuring

In May 2010, Enbridge Income Fund (EIF) unitholders approved a plan of arrangement (the Plan) for restructuring EIF. The restructuring will involve an exchange by Enbridge of a portion of its interest in EIF for shares of a taxable Canadian corporation to be called Enbridge Income Fund Holdings Inc. (EIFH). Public unitholders will also exchange their trust units for shares of EIFH. The scope of activities of EIFH will be limited to investment in EIF and Enbridge will retain its 72% economic interest in EIF following completion of the Plan. Subject to final Toronto Stock Exchange approvals, the Plan will take effect prior to the end of 2010.

Saskatchewan System Capacity Expansion

Phase II of the Saskatchewan System Capacity Expansion includes three separate projects that will reduce capacity constraints at a variety of locations. Collectively, the projects will increase capacity across the system by approximately 125,000 bpd at an estimated cost of $0.1 billion. Regulatory approvals from the NEB and Saskatchewan Ministry of Energy & Resources have been received and construction began on the remaining components of the project in the second quarter of 2010. All three projects comprising the Saskatchewan System Phase II Expansion are currently targeted to be in-service in December 2010.

CORPORATE

Cedar Point Wind Energy Project

On June 29, 2010, Enbridge announced it had entered into an agreement with Renewable Energy Systems Americas Inc. (RES Americas) under which a United States affiliate of Enbridge will own and operate the 250-megawatt (MW) Cedar Point Wind Energy Project, near Denver, Colorado, at an investment of US$0.5 billion. RES Americas will construct the wind project under a fixed price, turnkey, engineering, procurement and construction agreement. The project will be comprised of 139 Vestas V90 1.8-MW wind turbines on 20,000 acres of leased private land. The Cedar Point Wind Energy Project will deliver electricity into the Public Service Company of Colorado grid under a 20-year, fixed price power purchase agreement. The project is expected to be completed in the fourth quarter of 2011. Expenditures to date total US$0.1 billion.

Greenwich Wind Energy Project

On March 31, 2010, Enbridge announced the development of the 99-MW Greenwich Wind Energy Project on the northern shore of Lake Superior in Ontario with Renewable Energy Systems Canada Inc. (RES Canada). Enbridge has a 90% interest in the project and an option to acquire the remaining 10% interest. RES Canada will construct the wind project under a fixed price, turnkey, engineering, procurement and construction agreement. The project utilizes 43 Siemens 2.3-MW wind turbines and, under a five-year fixed price agreement, Siemens will provide operations and maintenance services for the wind turbines. The Greenwich Wind Energy Project will deliver energy to the Ontario Power Authority (OPA) under a 20-year power purchase agreement and is expected to be completed in the fourth quarter of 2011 at an estimated capital cost of $0.3 billion.

Talbot Wind Energy Project

On November 19, 2009, Enbridge announced the development of the 99-MW Talbot Wind Energy Project near Chatham, Ontario with RES Canada. Enbridge will have a 90% interest in the project and an option to acquire the remaining 10% interest. RES Canada will construct the wind project under a fixed price, turnkey, engineering, procurement and construction agreement. The project utilizes 43 Siemens 2.3-MW wind turbines and, under a multi-year fixed price agreement, Siemens will provide operations and maintenance services for the wind turbines. The Talbot Wind Energy Project will deliver energy to the OPA under a 20-year power purchase agreement and is expected to be completed by late 2010 at an estimated capital cost of $0.3 billion. Expenditures to date are $0.2 billion.

Sarnia Solar Project

On October 2, 2009, Enbridge announced the development of the 20-MW Sarnia Solar Project with First Solar, Inc. (First Solar). On December 8, 2009, the Company announced a 60-MW expansion of the project. After completion of the expansion, the project will be the largest photovoltaic, solar energy facility in operation in North America. First Solar, a global leader in solar energy, is constructing the project under a fixed price engineering, procurement and construction contract, utilizing its thin film photovoltaic technology. First Solar will also provide operations and maintenance services under a long-term contract. Power output of the facility will be sold to the OPA under a 20-year power purchase agreement. The initial 20-MW facility attained commercial operation in December 2009 and the 60-MW facility is now expected to be in service by September 2010, ahead of the original schedule. The expected capital cost of both facilities is $0.4 billion, with expenditures to date of $0.1 billion.

Project Pioneer

In June 2010, Enbridge announced it will participate in the development of the TransAlta-led Project Pioneer, Canada’s first fully-integrated carbon capture and storage (CCS) project involving retro-fitting a coal-fired electricity plant. When complete, Project Pioneer is expected to be one of the largest CCS facilities in the world and among the first to have an integrated underground storage system. Enbridge brings to Project Pioneer expertise in the design and construction of pipeline infrastructure as well as extensive knowledge in CO2 sequestration.

FINANCIAL RESULTS

LIQUIDS PIPELINES

	Three months ended		Six months ended
	June 30,		June 30,
(millions of Canadian dollars)	2010	2009	2010	2009
Enbridge System	78	65	162	124
Enbridge Regional Oil Sands System	20	16	38	33
Southern Lights Pipeline	21	12	45	27
Spearhead Pipeline	10	3	15	6
Feeder Pipelines and Other	4	1	7	4
Adjusted Earnings	133	97	267	194
Enbridge Regional Oil Sands System - leak remediation costs	-	-	-	(6)
Earnings	133	97	267	188

Adjusted earnings for the three months ended June 30, 2010 were $133 million, an increase of $36 million compared with the three months ended June 30, 2009. Adjusted earnings for the six months ended June 30, 2010 were $267 million, an increase of $73 million compared with adjusted earnings of $194 million in the prior year comparable period. The adjusted earnings increase for both the three and six-month periods ended June 30, 2010 was supported by all segment assets, but primarily due to higher earnings from Enbridge System and the Southern Lights Pipeline.

While under construction, certain regulated pipelines are entitled to recognize AEDC in earnings. These amounts will be collected in tolls once the pipelines are in service. The earnings impact of AEDC for the Enbridge System was $1 million (2009 - $15 million) for the three months ended June 30, 2010 and $27 million (2009 - $30 million) for the six months ended June 30, 2010, primarily related to Alberta Clipper. Recognition of AEDC on Alberta Clipper ceased following its in service date of April 1, 2010 when cash tolls commenced. The earnings impact of AEDC for the Southern Lights Pipeline was $14 million (2009 - $9 million) for the three months ended June 30, 2010 and $32 million (2009 - $20 million) for the six months ended June 30, 2010.

Factors positively impacting Enbridge System earnings in the three and six month periods included AEDC, cash tolls on Alberta Clipper entering service on April 1, 2010 and favourable operating performance.

During the second quarter of 2010, the NEB approved the Company’s Enbridge System final toll submission filed in the first quarter of 2010, which includes a one year Incentive Tolling Settlement (ITS) agreement that can be extended into 2011. The ITS agreement allows for continued throughput protection on the Canadian mainline, increases the relative percentage of flow through costs and updates depreciation rates for certain pipeline assets, reducing the associated toll for shippers.

Enbridge Regional Oil Sands System earnings increased as a result of higher volumes and increased tolls on certain laterals.

Higher Southern Lights Pipeline earnings reflected AEDC recognized on a growing capital base while the project continued to be under construction during the first six months of 2010. This increase in earnings was partially offset by a decrease in earnings from the new light sour pipeline, which became operational during the first quarter of 2009, and was transferred to the Enbridge System effective May 1, 2010.

Spearhead Pipeline earnings for both the three and six months ended June 30, 2010 increased, compared with the corresponding periods of 2009, as a result of higher throughputs on committed volumes, contracted volumes resulting from the expansion completed in May 2009 as well as the recognition of make-up rights which expired in the period.

Feeder Pipelines and Other earnings increased due to improved operating results on a number of feeder systems and lower business development costs.

Liquids Pipelines earnings were impacted by the following non-recurring or non-operating adjusting item:

•     A $6 million after-tax expense resulting from clean up and remediation costs related to a valve leak within the Enbridge Cheecham Terminal on the Enbridge Regional Oil Sands System in January 2009, which is not indicative of the expected future performance of this asset.

NATURAL GAS DELIVERY AND SERVICES

	Three months ended		Six months ended
	June 30,		June 30,
(millions of Canadian dollars)	2010	2009	2010	2009
Enbridge Gas Distribution (EGD)	22	16	98	93
Noverco	(3)	1	17	15
Other Gas Distribution	7	5	18	16
Enbridge Offshore Pipelines (Offshore)	5	7	14	11
Alliance Pipeline US	7	7	13	14
Vector Pipeline	4	4	8	9
Aux Sable	9	8	16	14
Energy Services	(1)	7	9	30
Other	(2)	(4)	(2)	1
Adjusted Earnings	48	51	191	203
EGD - (warmer)/colder than normal weather	(10)	(1)	(18)	14
EGD - interest income on GST refund	-	-	-	7
Offshore - property insurance recoveries from hurricanes	-	1	2	1
Aux Sable - unrealized derivative fair value gains/(losses)	18	(10)	14	(16)
Energy Services - unrealized derivative fair value gains/(losses)	5	(3)	(8)	(11)
Energy Services - Lehman credit recovery	1	-	1	-
Other - gain on sale of investment in OCENSA	-	-	-	329
Other - adoption of new accounting standard	-	-	-	(3)
Earnings	62	38	182	524

Adjusted earnings from Natural Gas Delivery and Services were $48 million and $191 million for the three and six months ended June 30, 2010 respectively, compared with $51 million and $203 million for the three and six months ended June 30, 2009. The decrease was primarily due to lower adjusted earnings in Energy Services, partially offset by increased adjusted earnings from EGD.

EGD adjusted earnings were $22 million and $98 million for the three and six months ended June 30, 2010, respectively, compared with adjusted earnings of $16 million and $93 million for the three and six months ended June 30, 2009. The increase in EGD’s adjusted earnings for both the second quarter and the first six months of 2010 was primarily due to continued favorable performance under Incentive Regulation, specifically customer growth and lower taxes, partially offset by higher operating and administrative costs, interest expense, accrued customer earnings sharing and depreciation expense. Depreciation expense has increased due to an increase in the overall asset base, including the implementation of a new customer billing system in late 2009. Decreasing earnings in the first half of 2010 compared with 2009 was a negative variance of $6 million from higher fixed rate billings and corresponding lower variable charges. As initially reflected in the results for the first quarter of 2008, and in line with scheduled progressive changes contained in the five year Incentive Regulation terms, EGD’s fixed charge billing per customer increased with a corresponding decrease in the per unit volumetric charge. These changes modify EGD’s quarterly earnings profile relative to the prior year, but do not affect full year earnings as revenues are shifted from the colder winter quarters to the warmer summer quarters.

Offshore adjusted earnings for the six months ended June 30, 2010 reflected a higher contribution from Starfish Pipeline Company, LLC (Starfish) as well as lower operating costs. The Company purchased the additional 50% interest in Starfish effective December 31, 2009, increasing its ownership to 100%. For the six months ended June 30, 2010, Offshore adjusted earnings included $2 million (2009 - $4 million) in insurance proceeds related to reimbursement for business interruption lost revenues and operating expenses associated with Hurricane Ike in 2008.

Reflecting improved insurance market pricing terms, effective June 1, 2010, Offshore’s insurance policy now includes coverage related to named windstorms, such as hurricanes. As a result of the change in coverage, physical damage caused by future hurricanes will not impact Offshore’s financial performance to the extent it otherwise would. On June 1, 2009, Offshore had chosen to eliminate this coverage due to significant increases in insurance premiums and deductibles as a result of the hurricanes that had taken place in the Gulf in previous years.

The decrease in Energy Services adjusted earnings is attributable to reduced volume and margin opportunities in liquids marketing and on merchant gas pipeline capacity.

Natural Gas Delivery and Services earnings were impacted by the following non-recurring or non-operating adjusting items:

•                  EGD earnings are adjusted to reflect the impact of weather.

•                  Earnings from EGD for 2009 included interest income of $7 million related to the recovery of excess GST remitted to Canada Revenue Agency.

•                  Offshore earnings included insurance proceeds related to the replacement of damaged infrastructure as a result of the 2008 hurricane.

•                  Aux Sable earnings for each period reflected unrealized fair value changes on derivative financial instruments related to the Company’s forward gas processing risk management position.

•                  Energy Services earnings for each period reflected unrealized fair value gains and losses related to the revaluation of inventory and the revaluation of financial derivatives used to risk manage the profitability of forward transportation and storage transactions.

•                  Energy Services earnings included a $1 million partial recovery from the sale of the Company’s receivable from Lehman Brothers previously written off.

•                  On March 17, 2009, the Company sold its investment in OCENSA, a crude oil export pipeline in Colombia, for proceeds of $512 million, resulting in a gain of $329 million.

•                  Other reflected the write-off of $3 million in deferred development costs as a result of adopting a change in accounting standards effective January 1, 2009.

SPONSORED INVESTMENTS

	Three months ended		Six months ended
	June 30,		June 30,
(millions of Canadian dollars)	2010	2009	2010	2009
Enbridge Energy Partners (EEP)	31	27	61	47
Enbridge Energy, L.P. - Alberta Clipper US (EELP)	8	-	18	-
Enbridge Income Fund (EIF)	12	12	23	23
Adjusted Earnings	51	39	102	70
EEP - unrealized derivative fair value gains/(losses)	4	3	5	(1)
EEP - Lakehead System billing correction	1	-	1	3
EEP - dilution gain on Class A unit issuance	1	-	1	-
Earnings	57	42	109	72

Sponsored Investments adjusted earnings were $51 million for the three months ended June 30, 2010 compared with $39 million for the three months ended June 30, 2009. For the six months ended June 30, 2010, adjusted earnings were $102 million compared with $70 million in the comparable prior period.

The increase in EEP adjusted earnings was largely attributable to strong results from the liquids business as well as higher incentive income. The liquids improvement was generated largely from higher delivered volumes as well as increased transportation rates, partially offset by increased power costs on such volumes, increased operating costs and depreciation. The completion of Southern Access Expansion Phase II in April 2009, the North Dakota System Expansion that entered service on January 1, 2010 and the start up of the Alberta Clipper Project on April 1, 2010 contributed to the higher volumes and tariffs.

EELP – Alberta Clipper US earnings represent the Company’s earnings from its 66.7% investment in a series of equity within EELP which owns the United States segment of the Alberta Clipper Project. Earnings were attributable to AEDC recognized while the project was under construction as well as tolls since the Alberta Clipper Project went into service on April 1, 2010. On July 23, 2010, the Board of Directors of Enbridge Energy Management, L.L.C. declared a distribution of $18 million payable to the Company in relation to its investment in Alberta Clipper US.

Sponsored Investments earnings for the three and six months ended June 30, 2010 and 2009 were impacted by the following non-recurring or non-operating adjusting items:

•                  Earnings from EEP included a change in the unrealized fair value on derivative financial instruments in each period.

•                  Earnings from EEP included Lakehead System billing corrections (net to Enbridge) related to services provided in prior periods.

•                  EEP earnings for the three months ended June 30, 2010 were favourably impacted by a dilution gain because Enbridge did not fully participate in EEP’s Class A unit offering.

CORPORATE

	Three months ended		Six months ended
	June 30,		June 30,
(millions of Canadian dollars)	2010	2009	2010	2009
Adjusted Earnings/(Loss)	-	8	(10)	(4)
Unrealized derivative fair value gains/(losses)	(88)	115	(62)	72
Unrealized foreign exchange gains/(losses) on translation of intercompany balances, net	(26)	68	(6)	68
Gain on sale of investment in NTP	-	25	-	25
Impact of tax rate changes	-	-	-	6
Earnings/(Loss)	(114)	216	(78)	167

Corporate adjusted loss was $10 million for the six months ended June 30, 2010 compared with $4 million for the six months ended June 30, 2009, reflecting increased financing costs.

Corporate costs were impacted by the following non-recurring or non-operating adjusting items:

•                  Earnings included the change in the unrealized fair value of derivative financial instruments related to forward foreign exchange and interest rate risk management positions.

•                  Earnings included net unrealized foreign exchange gains/(losses) on the translation of foreign-denominated intercompany balances.

•                  On May 1, 2009, the Company sold its investment in NTP an internet-based crude oil trading and clearing platform, for proceeds of $32 million, resulting in a gain of $25 million.

•                  Earnings for the six months ended June 30, 2009 reflected a $6 million charge related to favourable legislated tax changes.

LIQUIDITY AND CAPITAL RESOURCES

The Company expects to utilize cash from operations and the issuance of replacement debt, commercial paper and/or credit facility draws to fund liabilities as they become due, finance capital expenditures, fund debt retirements and pay common share dividends. At June 30, 2010, excluding the Southern Lights project financing, the Company had $5,272 million of committed credit facilities of which $3,223 million was drawn or allocated to backstop commercial paper. In June 2010, the $100 million revolving credit agreement through which the Company provided liquidity support to the Company’s affiliate EIF expired. In March 2010, the US$500 million revolving credit agreement through which the Company provided liquidity support to the Company’s affiliate EEP was cancelled. As a result, the Company had net available liquidity at June 30, 2010 of $2,374 million, inclusive of unrestricted cash and cash equivalents of $325 million. The net available liquidity and selective capital markets funding are expected to be sufficient to finance all currently secured capital projects and to provide flexibility for new investment opportunities.

The Company actively manages its bank funding sources to ensure adequate liquidity and optimize pricing and other terms. During the year, the following transactions occurred:

•                  In June 2010, the Company reduced available credit under an existing credit facility to $350 million, decreasing available credit in Liquids Pipelines by $650 million.

•                  In May 2010, the Company reduced an existing facility, decreasing credit facilities in Liquids Pipelines by $100 million.

The following table provides details of the Company’s credit facilities at June 30, 2010.

			Credit
	Expiry	Total	Facility
(millions of Canadian dollars)	Dates	Facilities	Draws[2]	Available
Liquids Pipelines	2011-2012	550	376	174
Natural Gas Delivery and Services	2010-2011	813	157	656
Corporate	2011-2013	3,909	2,690	1,219
		5,272	3,223	2,049
Southern Lights project financing[1]	2014	1,814	1,599	215
Credit Facilities		7,086	4,822	2,264

1.               Total facilities inclusive of $188 million which is available if certain conditions related to the project are met.

2.               Includes facility draws and commercial paper issuances, net of discount, that are back-stopped by the credit facility.

OPERATING ACTIVITIES

Cash from operating activities was $511 million and $1,157 million for the three and six months ended June 30, 2010, respectively, compared with $710 million and $1,591 million for the three and six months ended June 30, 2009. Cash from operating activities was bolstered in 2010 by contributions from growth projects placed in service in late 2009 and in the first half of the year, including Alberta Clipper. Effective April 1, 2010, tolls on both Enbridge System and the EEP Lakehead System were revised as a result of Alberta Clipper coming into service. Improved operating performance in first half of 2010 also contributed to period-over-period growth in cash from operating activities. The decrease resulting from variations in working capital requirements more than offset these positive effects, resulting in period-over-period declines in cash from operating activities.

There are no material restrictions on the Company’s cash with the exception of proportionately consolidated joint venture cash of $78 million, which cannot be accessed until distributed to the Company, and cash in trust of $6 million for specific shipper commitments.

INVESTING ACTIVITIES

Cash used in investing activities for the three and six months ended June 30, 2010 was $558 million and $1,187 million, respectively, compared with $488 million and $851 million for the three and six months ended June 30, 2009. Cash used in investing activities included $490 million (2009 - $540 million) and $865 million (2009 - $1,350 million) of additions to property plant and equipment for the three and six months ended June 30, 2010, respectively. Additions to property, plant and equipment have declined compared with 2009 given the completion, or near completion, of Alberta Clipper, Southern Lights Pipeline and Hardisty Contract Terminal, among others. On June 16, 2010, the Company acquired the remaining 50% interest in Hardisty Caverns Limited Partnership for cash consideration of $52 million, increasing its ownership interest to 100%. Investing activities also include long-term investments and affiliate lending, primarily the Company’s investing in and funding of EELP which holds the United States segment of the Alberta Clipper Project. The lower use of cash used in investing activities reported in 2009 was enhanced by proceeds received on the sale of the investments in OCENSA and NTP.

FINANCING ACTIVITIES

Cash generated from financing activities was $23 million for the three months ended June 30, 2010 compared with cash used in financing activities of $190 million for the three months ended June 30, 2009. For the six months ended June 30, 2010, cash provided by financing activities was $107 million compared with cash used in financing activities of $916 million for the comparable period of 2009. The increase in cash primarily resulted from medium-term note issuances of $500 million in March 2010 and $650 million in April 2010, which were partially offset by decreases in commercial paper and credit facility draws.

Participants in the Company’s Dividend Reinvestment and Share Purchase Plan receive a 2% discount on the purchase of common shares with reinvested dividends. For the three months ended June 30, 2010, dividends declared were $161 million (2009 - $139 million), of which $104 million (2009 - $106 million) were paid in cash and reflected in financing activities. The remaining $57 million (2009 - $33 million) of dividends declared were reinvested pursuant to the plan and resulted in the issuance of common shares rather than a cash payment. For the six months ended June 30, 2010, dividends declared were $322 million (2009 - $277 million), of which $209 million (2009 - $210 million) were paid in cash and reflected in financing activities. The remaining $113 million (2009 - $67 million) of dividends declared were reinvested pursuant to the plan and resulted in the issuance of common shares rather than a cash payment. For the three and six months ended June 30, 2010, 35% (2009 - 24%) and 35% (2009 - 24%) of total dividends declared were reinvested.

On July 27, 2010, the Enbridge Board of Directors declared quarterly dividends of $0.425 per common share and $0.34375 per Series A Preferred Share. Both dividends are payable on September 1, 2010 to shareholders of record on August 13, 2010.

Capital Expenditure Commitments

The Company has signed contracts for the purchase of services, pipe and other materials totaling $1,355 million which are expected to be paid over the next five years.

In July 2009, the Company committed to fund 66.7% of the United States segment of the Alberta Clipper Project through EEP and EELP. The total cost of the United States segment is estimated at US$1,200 million. As at June 30, 2010, the Company had funded 97% of the committed amount.

CRITICAL ACCOUNTING ESTIMATES

ASSET RETIREMENT OBLIGATIONS

In 2009, the NEB released a report on the financial issues associated with pipeline abandonment and established a goal for pipelines regulated under the NEB Act, as required, to begin setting aside funds for abandonment no later than the end of May 2014. In March 2010, the NEB issued a report revising certain ‘base case assumptions’ and, as such, large pipeline companies are required to file abandonment cost estimates by May 2011. The NEB is requiring large pipeline companies to file a proposed process for collecting and setting aside the funds for abandonment by May 2012. Both of the required submissions will need NEB approval and will result in increases to transportation tolls, the amount of which is uncertain at this time. Currently, for certain of the Company’s assets, it is not practical to make a reasonable estimate of asset retirement obligations for accounting purposes due to the indeterminate timing and scope of the asset retirements. However, should the NEB action plan result in a reasonable estimate of asset retirement obligations for accounting purposes, financial statement recognition of these amounts may be made in future periods.

FUTURE ACCOUNTING POLICIES

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The Canadian Accounting Standards Board (AcSB) has determined that IFRS will become the new Canadian accounting standards for publicly accountable entities for periods beginning on or after January 1, 2011. On July 23, 2010, the AcSB decided, subject to finalization of an exposure draft, to offer an optional two year deferral for adopting IFRS for qualifying entities with rate regulated activities and permit such entities to continue to apply the accounting standards in Part V of the Canadian Institute of Chartered Accountants (CICA) Handbook during that period. Enbridge is a qualifying entity for purposes of this deferral.

While the Company’s IFRS conversion project is on track to meet the original conversion deadline, the Company has elected to use the deferral offered by the AcSB. This decision was made given the continuing uncertainty with respect to the application of IFRS to the rate regulated operations of the Company, which are pervasive and central to its business model and a key driver of financial performance.

Enbridge and all of its reporting entities are subject to rate regulation and are currently accounted for as rate regulated enterprises in accordance with Canadian and U.S. GAAP. In 2009, the International Accounting Standards Board (IASB) initiated a project to create an IFRS standard on Rate Regulated Activities which would have allowed the Company to continue to apply rate regulated accounting with some changes. In July 2010, the IASB decided to continue its Rate Regulated Activities project with the intention to potentially create an accounting standard, but has not provided authoritative guidance on how rate regulated companies currently transitioning to IFRS should apply IFRS in the interim.

Accounting and Reporting

Depending on the progress and outcome of the IASB’s project, the Company will consider whether U.S. GAAP or IFRS would provide the most useful and reliable presentation of its financial results. United States Securities and Exchange Commission (SEC) registrants are permitted to prepare their financial statements in accordance with U.S. GAAP, including for purposes of fulfilling its Canadian regulatory filing requirements. Enbridge is registered with the SEC and thus already reconciles its financial position, earnings and comprehensive income to U.S. GAAP on a quarterly basis. If determined to be in its best interests, the Company could alternatively use U.S. GAAP as its basis of accounting.

QUARTERLY FINANCIAL INFORMATION1

(millions of Canadian dollars,	2010		2009				2008
except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	3,505	3,977	3,186	2,629	2,868	3,783	3,924	4,368
Earnings applicable to common shareholders	138	342	300	304	393	558	264	148
Earnings per common share	0.37	0.93	0.81	0.83	1.08	1.54	0.72	0.41
Diluted earnings per common share	0.37	0.92	0.80	0.83	1.08	1.53	0.71	0.41
Dividends per common share	0.425	0.425	0.370	0.370	0.370	0.370	0.330	0.330

1.               Quarterly financial information has been extracted from financial statements prepared in accordance with Canadian GAAP.

Several factors impact comparability of the Company’s financial results on a quarterly basis, including, but not limited to, seasonality in the Company’s gas distribution businesses, fluctuations in market prices such as foreign exchange rates and commodity prices, disposals of investments or assets and the timing of in-service dates of new projects, including the impact of AEDC recognized during the construction period.

Revenues include amounts billed to customers of EGD for natural gas, which varies with fluctuations in the commodity price and seasonal heating demand. Higher natural gas commodity prices increase revenues but would not similarly impact earnings as the cost of natural gas flows through to customers. Fluctuations in commodity prices impact revenues and earnings from Energy Services businesses.

Significant items that impacted the quarterly earnings and revenues were as follows:

•                  Second quarter 2010 earnings reflect the recognition of unrealized fair value losses on derivative financial instruments used to manage foreign exchange risk, partially offset by increased earnings as a result of higher volumes and tariffs on certain assets.

•                  First quarter 2010 earnings reflect unrealized fair value losses and gains on derivative financial instruments used to manage commodity price risk and foreign exchange rate risk, respectively.

•                  Fourth quarter 2009 earnings reflect decreased revenues from gas distribution businesses due to depressed natural gas prices throughout 2009 and unrealized fair value gains on derivative financial instruments used to manage commodity price risk and foreign exchange rate risk.

•                  Third quarter 2009 earnings reflect AEDC in Liquids Pipelines as well as unrealized fair value gains on derivative financial instruments used to risk manage foreign exchange and interest rate variability.

•                  Second quarter 2009 earnings reflect a higher contribution from EEP, AEDC in Liquids Pipelines as well as unrealized fair value gains on derivative financial instruments used to risk manage commodity, foreign exchange and interest rate variability.

•                  First quarter 2009 earnings reflect a gain of $329 million on the disposition of the Company’s investment in OCENSA. Revenues decreased due to lower average commodity prices relative to 2008.

•                  Fourth quarter earnings in 2008 reflect AEDC in Liquids Pipelines, a higher contribution from EGD and unrealized fair value gains on derivative financial instruments in Aux Sable and Energy Services.

•                  Third quarter earnings in 2008 reflect increased earnings from Athabasca System, EGD, Aux Sable and Energy Services. Revenues increased due to higher average commodity prices in 2008.

NON-GAAP RECONCILIATIONS

	Three months ended		Six months ended
	June 30,		June 30,
(millions of Canadian dollars)	2010	2009	2010	2009
GAAP earnings as reported	138	393	480	951
Significant after-tax non-recurring or non-operating factors and variances:
Liquids Pipelines
Enbridge Regional Oil Sands System - leak remediation costs	-	-	-	6
Natural Gas Delivery and Services
EGD - warmer/(colder) than normal weather	10	1	18	(14)
EGD - interest income on GST refund	-	-	-	(7)
Offshore - property insurance recoveries from hurricanes	-	(1)	(2)	(1)
Aux Sable - unrealized derivative fair value (gains)/losses	(18)	10	(14)	16
Energy Services - unrealized derivative fair value (gains)/losses	(5)	3	8	11
Energy Services - Lehman credit recovery	(1)	-	(1)	-
Other - gain on sale of investment in OCENSA	-	-	-	(329)
Other - adoption of new accounting standard	-	-	-	3
Sponsored Investments
EEP - unrealized derivative fair value (gains)/losses	(4)	(3)	(5)	1
EEP - Lakehead System billing correction	(1)	-	(1)	(3)
EEP - dilution gain on Class A unit issuance	(1)	-	(1)	-
Corporate
Unrealized derivative fair value (gains)/losses	88	(115)	62	(72)
Unrealized foreign exchange (gains)/losses on translation of intercompany balances, net	26	(68)	6	(68)
Gain on sale of investment in NTP	-	(25)	-	(25)
Impact of tax rate changes	-	-	-	(6)
Adjusted Earnings	232	195	550	463

OUTSTANDING SHARE DATA

Number
Preferred Shares, Series A (non-voting equity shares)	5,000,000
Common Shares - issued and outstanding (voting equity shares)	381,717,332
Stock Options - issued and outstanding (8,352,650 vested)	16,749,835

Outstanding share data information is provided as at July 20, 2010.

ENBRIDGE INC.

CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

June 30, 2010

CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended		Six months ended
	June 30,		June 30,
(unaudited; millions of Canadian dollars, except per share amounts)	2010	2009	2010	2009
Revenues
Commodity sales	2,725	2,216	5,985	5,266
Transportation and other services	780	652	1,497	1,385
	3,505	2,868	7,482	6,651
Expenses
Commodity costs	2,556	2,057	5,625	4,892
Operating and administrative	359	340	683	709
Depreciation and amortization	198	190	398	371
	3,113	2,587	6,706	5,972
	392	281	776	679
Income from Equity Investments	71	58	157	112
Other Income	(87)	282	52	287
Interest Expense	(173)	(134)	(323)	(281)
Gain on Sale of Investments (Note 2)	-	29	-	365
	203	516	662	1,162
Non-Controlling Interests	(14)	(12)	(26)	(21)
	189	504	636	1,141
Income Taxes	(49)	(109)	(152)	(186)
Earnings	140	395	484	955
Preferred Share Dividends	(2)	(2)	(4)	(4)
Earnings Applicable to Common Shareholders	138	393	480	951
Earnings per Common Share	0.37	1.08	1.30	2.62
Diluted Earnings per Common Share	0.37	1.08	1.29	2.61

See accompanying notes to the unaudited consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended		Six months ended
	June 30,		June 30,
(unaudited; millions of Canadian dollars)	2010	2009	2010	2009
Earnings	140	395	484	955
Other Comprehensive Income/(Loss)
Change in unrealized gain/(loss) on cash flow hedges, net of tax	(70)	71	(112)	(65)
Change in unrealized gain/(loss) on net investment hedges, net of tax	(51)	107	(32)	65
Reclassification to earnings of realized cash flow hedges, net of tax	9	(7)	31	90
Reclassification to earnings of unrealized cash flow hedges, net of tax (Note 2)	-	-	-	(20)
Other comprehensive income from equity investees, net of tax	(15)	(18)	(13)	(13)
Non-controlling interests in other comprehensive income	(8)	43	5	28
Change in foreign currency translation adjustment	234	(397)	78	(297)
Other Comprehensive Income/(Loss)	99	(201)	(43)	(212)
Comprehensive Income	239	194	441	743

See accompanying notes to the unaudited consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Six months ended
	June 30,
(unaudited; millions of Canadian dollars, except per share amounts)	2010	2009
Preferred Shares	125	125
Common Shares
Balance at beginning of period	3,379	3,194
Common shares issued	-	4
Dividend reinvestment and share purchase plan	113	66
Shares issued on exercise of stock options	30	15
Balance at End of Period	3,522	3,279
Contributed Surplus
Balance at beginning of period	54	38
Stock-based compensation	8	14
Options exercised	(3)	(1)
Balance at End of Period	59	51
Retained Earnings
Balance at beginning of period	4,400	3,384
Earnings applicable to common shareholders	480	951
Common share dividends declared	(322)	(277)
Dividends paid to reciprocal shareholder	9	8
Balance at End of Period	4,567	4,066
Accumulated Other Comprehensive Income/(Loss)
Balance at beginning of period	(543)	33
Other comprehensive loss	(43)	(212)
Balance at End of Period	(586)	(179)
Reciprocal Shareholding	(154)	(154)
Total Shareholders’ Equity	7,533	7,188
Dividends Paid per Common Share	0.85	0.74

See accompanying notes to the unaudited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Six months ended
	June 30,		June 30,
(unaudited; millions of Canadian dollars)	2010	2009	2010	2009
Operating Activities
Earnings	140	395	484	955
Depreciation and amortization	198	190	398	371
Unrealized losses/(gains) on derivative instruments	99	(163)	83	(49)
Allowance for equity funds used during construction	(26)	(29)	(78)	(61)
Equity earnings in excess of cash distributions	(21)	(10)	(57)	(18)
Gain on sale of investments	-	(29)	-	(365)
Gain on reduction of ownership interest	(2)	-	(2)	-
Future income taxes	28	64	113	40
Non-controlling interests	14	12	26	21
Other	31	(41)	20	(31)
Changes in operating assets and liabilities	50	321	170	728
	511	710	1,157	1,591
Investing Activities
Acquisition (Note 3)	(52)	-	(52)	-
Long-term investments	(7)	(1)	(93)	(2)
Affiliate loans, net	(8)	-	(74)	-
Proceeds on sale of investments (Note 2)	-	23	-	535
Sale of property, plant and equipment	-	87	-	87
Settlement of hedges (Note 2)	-	-	-	6
Additions to property, plant and equipment	(490)	(540)	(865)	(1,350)
Additions to intangible assets	(8)	(11)	(17)	(38)
Change in construction payable	7	(46)	(86)	(89)
	(558)	(488)	(1,187)	(851)
Financing Activities
Net change in short-term borrowings	(90)	(312)	(356)	(875)
Net change in commercial paper and credit facility draws	(439)	144	(95)	48
Debenture and term note issues	650	400	1,150	400
Debenture and term note repayments	-	(316)	(450)	(416)
Net change in Southern Lights project financing	-	33	51	190
Non-recourse debt issues	102	-	107	-
Non-recourse debt repayments	(88)	(19)	(88)	(37)
Distributions to non-controlling interests	(16)	(20)	(23)	(25)
Common shares issued	10	8	24	13
Preferred share dividends	(2)	(2)	(4)	(4)
Common share dividends	(104)	(106)	(209)	(210)
	23	(190)	107	(916)
Effect of translation of foreign denominated cash and cash equivalents	12	(12)	5	(11)
Increase/(Decrease) in Cash and Cash Equivalents	(12)	20	82	(187)
Cash and Cash Equivalents at Beginning of Period	421	335	327	542
Cash and Cash Equivalents at End of Period[1]	409	355	409	355

See accompanying notes to the unaudited consolidated financial statements.

1.

Cash and cash equivalents consists of $211 million (2009 - $149 million) of cash and $198 million (2009 - $206 million) of short-term investments which includes restricted cash of $84 million (2009 - $74 million).

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30 ,	December 31 ,
(unaudited; millions of Canadian dollars)	2010	2009
Assets
Current Assets
Cash and cash equivalents	409	327
Accounts receivable and other	2,122	2,484
Inventory	605	784
	3,136	3,595
Property, Plant and Equipment, net	19,479	18,850
Long-Term Investments	2,482	2,312
Deferred Amounts and Other Assets	2,695	2,425
Intangible Assets	481	488
Goodwill	390	372
Future Income Taxes	93	127
	28,756	28,169
Liabilities and Shareholders’ Equity
Current Liabilities
Short-term borrowings	152	508
Accounts payable and other	2,159	2,463
Interest payable	111	104
Current maturities of long-term debt	652	601
Current maturities of non-recourse long-term debt	113	113
	3,187	3,789
Long-Term Debt	12,233	11,581
Non-Recourse Long-Term Debt	1,417	1,393
Other Long-Term Liabilities	1,327	1,207
Future Income Taxes	2,320	2,211
	20,484	20,181
Non-Controlling Interests	739	727
Shareholders’ Equity
Share capital
Preferred shares	125	125
Common shares	3,522	3,379
Contributed surplus	59	54
Retained earnings	4,567	4,400
Accumulated other comprehensive loss	(586)	(543)
Reciprocal shareholding	(154)	(154)
	7,533	7,261
Commitments and Contingencies (Note 5)
	28,756	28,169

See accompanying notes to the unaudited consolidated financial statements.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial statements of Enbridge Inc. (Enbridge or the Company) have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These interim consolidated financial statements do not include all disclosures required for annual financial statements and therefore should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2009 Annual Report. These accounting principles are different in some respects from United States generally accepted accounting principles (U.S. GAAP) and the significant differences that impact the Company’s consolidated financial statements are described in Note 6. Amounts are stated in Canadian dollars unless otherwise noted. These interim consolidated financial statements follow the same significant accounting policies and methods of application as those included in the 2009 Annual Report.

Earnings for interim periods may not be indicative of results for the fiscal year due to the seasonal nature of the gas distribution utility business and other factors.

Certain comparative amounts have been reclassified to conform to the current period’s presentation.

1. SEGMENTED INFORMATION

		Natural Gas
	Liquids	Delivery and	Sponsored
Three months ended June 30, 2010	Pipelines	Services	Investments	Corporate	Consolidated
(unaudited; millions of Canadian dollars)
Revenues	416	2,996	79	14	3,505
Commodity costs	-	(2,556)	-	-	(2,556)
Operating and administrative	(155)	(172)	(29)	(3)	(359)
Depreciation and amortization	(65)	(104)	(21)	(8)	(198)
	196	164	29	3	392
Income from equity investments	-	(8)	79	-	71
Other income	31	-	10	(128)	(87)
Interest and preferred share dividends	(55)	(62)	(14)	(44)	(175)
Non-controlling interests	-	(2)	(12)	-	(14)
Income taxes	(39)	(30)	(35)	55	(49)
Earnings applicable to common shareholders	133	62	57	(114)	138

		Natural Gas
	Liquids	Delivery and	Sponsored
Three months ended June 30, 2009	Pipelines	Services	Investments	Corporate	Consolidated
(unaudited; millions of Canadian dollars)
Revenues	322	2,459	77	10	2,868
Commodity costs	-	(2,057)	-	-	(2,057)
Operating and administrative	(134)	(173)	(27)	(6)	(340)
Depreciation and amortization	(57)	(104)	(21)	(8)	(190)
	131	125	29	(4)	281
Income from equity investments	-	(3)	61	-	58
Other income	39	3	3	266	311
Interest and preferred share dividends	(45)	(62)	(14)	(15)	(136)
Non-controlling interests	(1)	(2)	(9)	-	(12)
Income taxes	(27)	(23)	(28)	(31)	(109)
Earnings applicable to common shareholders	97	38	42	216	393

		Natural Gas
	Liquids	Delivery and	Sponsored
Six months ended June 30, 2010	Pipelines	Services	Investments	Corporate	Consolidated
(unaudited; millions of Canadian dollars)
Revenues	738	6,558	158	28	7,482
Commodity costs	-	(5,625)	-	-	(5,625)
Operating and administrative	(274)	(342)	(56)	(11)	(683)
Depreciation and amortization	(130)	(209)	(42)	(17)	(398)
	334	382	60	-	776
Income from equity investments	-	10	147	-	157
Other income	95	3	19	(65)	52
Interest and preferred share dividends	(96)	(125)	(28)	(78)	(327)
Non-controlling interests	(1)	(3)	(22)	-	(26)
Income taxes	(65)	(85)	(67)	65	(152)
Earnings applicable to common shareholders	267	182	109	(78)	480

		Natural Gas
	Liquids	Delivery and	Sponsored
Six months ended June 30, 2009	Pipelines	Services	Investments	Corporate	Consolidated
(unaudited; millions of Canadian dollars)
Revenues	634	5,842	152	23	6,651
Commodity costs	-	(4,891)	-	(1)	(4,892)
Operating and administrative	(284)	(355)	(52)	(18)	(709)
Depreciation and amortization	(109)	(206)	(42)	(14)	(371)
	241	390	58	(10)	679
Income from equity investments	-	9	103	-	112
Other income and gain on sale of investments	70	357	5	220	652
Interest and preferred share dividends	(78)	(128)	(29)	(50)	(285)
Non-controlling interests	(1)	(3)	(16)	(1)	(21)
Income taxes	(44)	(101)	(49)	8	(186)
Earnings applicable to common shareholders	188	524	72	167	951

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT1

	Three months ended		Six months ended
	June 30,		June 30,
(unaudited; millions of Canadian dollars)	2010	2009	2010	2009
Liquids Pipelines	188	454	419	1,214
Natural Gas Delivery and Services	101	109	184	190
Sponsored Investments	25	7	37	7
Corporate	202	(1)	303	-
	516	569	943	1,411

1.               Includes allowance for equity funds used during construction (AEDC).

2. GAIN ON SALE OF INVESTMENT

NTP

On May 1, 2009, the Company sold its investment in NTP, an internet-based exchange facility for physical crude oil products, for proceeds of $32 million.  Earnings generated by the NTP investment were nil and $1 million for the three and six months ended June 30, 2009, respectively, and are included in the Corporate operating segment.

OCENSA

On March 17, 2009, the Company sold its investment in Oleoducto Central S.A. (OCENSA), a crude oil pipeline in Colombia, for proceeds of $512 million (US$402 million). Earnings and cash flows from operating activities generated by this investment for the three and six months ended June 30, 2009 were nil and $7 million. Earnings from the OCENSA investment are included in the Natural Gas Delivery and Services operating segment. As a result of the sale of OCENSA, the Company reclassified $20 million of after-tax gains on unrealized cash flow hedges from Other Comprehensive Income (OCI) to earnings.  Cash provided by the settlement of OCENSA currency hedges was nil and $6 million for the three and six months ended June 30, 2009.

3. ACQUISITION

On June 16, 2010, the Company acquired the remaining 50% interest in Hardisty Caverns Limited Partnership (HCLP), an oil storage facility, for $52 million, increasing its ownership interest to 100%. As the Company now controls the entity, it has consolidated its interest in HCLP. Prior to June 16, 2010, the entity was accounted for as a joint venture. The Company’s interest in HCLP continues to be held within the Liquids Pipelines segment.

4. POST EMPLOYMENT BENEFITS

The Company has three basic pension plans which provide either defined benefit or defined contribution pension benefits, or both, to employees of the Company. The Liquids Pipelines and Natural Gas Delivery and Services pension plans (collectively, the Canadian Plans) provide Company funded defined benefit pension and/or defined contribution benefits to Canadian employees of Enbridge. The Enbridge United States pension plan (the United States Plan) provides Company funded defined benefit pension benefits for United States based employees. The Company has four supplemental pension plans which provide pension benefits in excess of the basic plans for certain employees. The Company also provides post-employment benefits other than pensions (OPEB) for qualifying retired employees. Costs related to the period are presented below.

NET PENSION PLAN AND OPEB COSTS

	Three months ended		Six months ended
	June 30,		June 30,
(unaudited; millions of Canadian dollars)	2010	2009	2010	2009
Benefits earned during the period	14	15	28	31
Interest cost on projected benefit obligations	21	21	41	41
Expected return on plan assets	(21)	(20)	(41)	(40)
Amortization of unrecognized amounts	5	5	10	11
Amount charged to Enbridge Energy Partners, L.P.	(5)	(6)	(10)	(13)
Pension and OPEB Costs	14	15	28	30

The table reflects the pension and OPEB cost for all the Company’s benefit plans on an accrual basis. For costs related to the Natural Gas Delivery and Services pension and OPEB plans, no earnings impact resulted as offsetting long-term regulatory assets and liabilities have been recorded as plan contributions and actual OPEB benefit costs are recovered through rates.

5. COMMITMENTS AND CONTINGENCIES

COMMITMENTS

The Company has signed contracts for the purchase of services, pipe and other materials totaling $1,355 million which are expected to be paid within the next five years.

ENBRIDGE GAS DISTRIBUTION INC.

Bloor Street Incident

Enbridge Gas Distribution Inc. (EGD) was charged under both the Ontario Technical Standards and Safety Act (TSSA) and the Ontario Occupational Health and Safety Act (OHSA) in connection with an explosion that occurred on Bloor Street West in Toronto in April 2003. In October 2007, all of the TSSA and OHSA charges laid against EGD were dismissed by the Ontario Court of Justice. The decision was appealed by the Crown to the Ontario Superior Court of Justice and the appeal was heard by the Superior Court during November and December 2009. On April 14, 2010, the Superior Court overturned the trial judge’s decision and ordered a new trial to be conducted before a different judge. EGD has commenced a motion for leave to appeal to the Ontario Court of Appeal and the motion is scheduled to be heard by the Court of Appeal in August 2010. Management does not believe any fines that may be levied will have a material financial impact on the Company.

OTHER TAX MATTERS

Enbridge and its subsidiaries maintain tax liabilities related to uncertain tax positions. While fully supportable in the Company’s view, these tax positions, if challenged by tax authorities, may not be fully sustained on review.

OTHER LITIGATION

The Company and its subsidiaries are subject to various other legal and regulatory actions and proceedings which arise in the normal course of business, including interventions in regulatory proceedings and challenges to regulatory approvals and permits by special interest groups. While the final outcome of such actions and proceedings cannot be predicted with certainty, Management believes that the resolution of such actions and proceedings will not have a material impact on the Company’s consolidated financial position or results of operations.

6. UNITED STATES ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP. The effects of significant differences between Canadian GAAP and U.S. GAAP for the Company are described below.

EARNINGS

	Three months ended		Six months ended
	June 30,		June 30,
(unaudited; millions of Canadian dollars, except per share amounts)	2010	2009	2010	2009
Earnings under Canadian GAAP Applicable to Common Shareholders	138	393	480	951
Earnings under Canadian GAAP	140	395	484	955
Dilution gains, net of tax[1]	(1)	-	(1)	-
Gain on acquisition, net of tax [2]	20	-	20	-
Inventory valuation adjustment, net of tax[3]	2	(3)	23	(19)
Earnings attributable to non-controlling interests under Canadian GAAP[4]	14	12	26	21
Earnings attributable to non-controlling interests in EEP under U.S. GAAP[5]	78	77	144	122
Earnings under U.S. GAAP	253	481	696	1,079
Attributable to
Enbridge Inc.[4]	161	392	526	936
Non-controlling interests[4]	92	89	170	143
Earnings under U.S. GAAP	253	481	696	1,079
Earnings per Common Share attributable to Enbridge Inc.	0.44	1.08	1.43	2.58
Diluted Earnings per Common Share attributable to Enbridge Inc.	0.43	1.07	1.41	2.57

COMPREHENSIVE INCOME
	Three months ended		Six months ended
	June 30,		June 30,
(unaudited; millions of Canadian dollars, except per share amounts)	2010	2009	2010	2009
Earnings under U.S. GAAP	253	481	696	1,079
Other comprehensive income/(loss) under Canadian GAAP	99	(201)	(43)	(212)
Underfunded pension adjustment, net of tax[6]	5	-	(26)	(27)
Other comprehensive income attributable to non- controlling interests under Canadian GAAP[4]	8	(43)	(5)	(28)
Other comprehensive income attributable to non- controlling interests in EEP under U.S. GAAP[5]	(34)	(61)	(30)	(55)
Comprehensive income under U.S. GAAP	331	176	592	757
Attributable to
Enbridge Inc.[4]	265	191	457	697
Non-controlling interests[4]	66	(15)	135	60
Comprehensive income under U.S. GAAP	331	176	592	757

FINANCIAL POSITION

	June 30, 2010		December 31, 2009
		United		United
(unaudited; millions of Canadian dollars)	Canada	States	Canada	States
Assets
Current Assets
Cash and cash equivalents[5,7]	409	648	327	478
Accounts receivable and other[5,7]	2,122	2,746	2,484	2,848
Inventory[3,5,7]	605	738	784	824
	3,136	4,132	3,595	4,150
Property, Plant and Equipment, net[5,7]	19,479	27,851	18,850	26,837
Long-Term Investments[5,7]	2,482	225	2,312	228
Deferred Amounts and Other Assets[5,6,7,8]	2,695	1,992	2,425	2,478
Intangible Assets[5]	481	567	488	575
Goodwill[2,5]	390	753	372	719
Future Income Taxes[7]	93	114	127	148
	28,756	35,634	28,169	35,135

Liabilities and Shareholders’ Equity
Current Liabilities
Short-term borrowings	152	152	508	508
Accounts payable and other[5,7]	2,159	2,860	2,463	3,178
Interest payable[5]	111	168	104	151
Current maturities of long-term debt[5]	652	704	601	633
Current maturities of non-recourse long-term debt[7]	113	113	113	131
	3,187	3,997	3,789	4,601
Long-Term Debt[5,7,8]	12,233	16,508	11,581	15,647
Non-Recourse Long-Term Debt[7]	1,417	1,078	1,393	1,399
Other Long-Term Liabilities[5,6,7]	1,327	1,460	1,207	1,311
Future Income Taxes[2,3,6]	2,320	2,257	2,211	2,147
	20,484	25,300	20,181	25,105
Non-Controlling Interests[4]	739	-	727	-
Shareholders’ Equity
Share capital
Preferred shares	125	125	125	125
Common shares	3,522	3,522	3,379	3,379
Contributed surplus	59	-	54	-
Retained earnings	4,567	4,553	4,400	4,343
Additional paid in capital[1]	-	102	-	98
Accumulated other comprehensive loss[6]	(586)	(714)	(543)	(646)
Reciprocal shareholding	(154)	(154)	(154)	(154)
	7,533	7,434	7,261	7,145
Total Enbridge Inc. Liabilities and Shareholders’ Equity	28,756	32,734	28,169	32,250
Non-Controlling Interests[4]	-	2,900	-	2,885
	28,756	35,634	28,169	35,135

1.     Dilution Gains
Under Canadian GAAP, dilution gains are recorded as an increase to earnings. Under U.S. GAAP, dilution gains are recorded as capital transactions. During the three and six months ended June 30, 2010, $1 million, net of tax, (2009 –nil) of dilution gains were reclassified from earnings to equity.

2.     Gain on Acquisition
Under Canadian GAAP, the original equity interest in a step acquisition continues to be carried at book value subsequent to the acquisition date of the additional interest. Under U.S. GAAP, the original equity interest in a step acquisition is remeasured to fair value on the acquisition date. The acquisition date fair value of the original equity interest in HCLP was $52 million. As a result of the remeasurement, a $20 million gain, net of tax, was recorded in earnings for the three and six months ended June 30, 2010 under U.S GAAP. Additional information related to the Company’s acquisition of HCLP is included in Note 3, Acquisition.

3.     Commodity Inventories Valuation
Under Canadian GAAP commodity inventories are recorded at fair value. U.S. GAAP requires that commodity inventories be recorded at the lower of cost or market. For the six months ended June 30, 2010, lower of cost or market adjustments resulted in a $3 million (2009 - $31 million) decrease to inventory, a $1 million (2009 - $12 million) decrease to the future income tax liability and a $23 million (2009 - $19 million decrease) increase to earnings. For the three months ended June 30, 2010, lower of cost or market adjustments resulted in a $2 million increase (2009 - $3 million decrease) to earnings.

4.     Presentation of Non-Controlling Interests
Under Canadian GAAP earnings attributable to non-controlling interests are presented in earnings on the income statement and the non-controlling interest balance is presented as a liability on the balance sheet. Under U.S. GAAP, the earnings and retained earnings attributable to non-controlling interests are presented as a separate component of equity.

For the three and six months ended June 30, 2010, $92 million (2009 - $89 million) and $170 million (2009 - $143 million) of earnings, respectively are attributable to non-controlling interests.

Included in OCI for the three months ended June 30, 2010 is an unrealized loss on cash flow hedges of $34 million (2009 - $61 million) and an after-tax change in OCI of $8 million (2009 - $43 million) attributable to non-controlling interests.

Included in OCI for the six months ended June 30, 2010 is an unrealized loss on cash flow hedges of $30 million (2009 - $55 million) and an after-tax change in OCI of $5 million (2009 - $28 million) attributable to non-controlling interests.

5.     Consolidation of a Limited Partnership
Under U.S. GAAP the Company is deemed to have control of Enbridge Energy Partners (EEP) and therefore consolidates its 27% interest in the partnership, resulting in an increase to assets of $7,208 million (December 31, 2009 - $6,974 million), an increase in liabilities of $5,047 million (December 31, 2009 - $4,816 million) and an increase in non-controlling interests of $2,161 million (December 31, 2009 - $2,158 million) at June 30, 2010 and no recognition or measurement changes to equity or earnings attributable to the Company as at and for the six months ended June 30, 2010 and 2009.

6.     Pension Funding Status
U.S. GAAP requires an employer to recognize the overfunded or underfunded status of a defined benefit post retirement plan or OPEB plan as an asset or liability and to recognize changes in the funded status in the period in which they occur through comprehensive income while Canadian GAAP does not require the recognition of the defined benefit post retirement plan or OPEB plan funding status.

Pension funding status adjustments resulted in an increase in the net liability of $193 million (December 31, 2009 - $155 million) for the underfunded status of the plans, a decrease in future tax liability of $65 million (December 31, 2009 - $52 million) and an increase in accumulated other comprehensive loss of $128 million (December 31, 2009 - $103 million) at June 30, 2010.

The Company estimates that approximately $15 million related to pension and OPEB plans at June 30, 2010 will be reclassified into earnings in the next twelve months.

7.     Accounting for Joint Ventures
Canadian GAAP requires that investments in joint ventures are proportionately consolidated. U.S. GAAP requires the Company’s investments in joint ventures to be accounted for using the equity method. However, under an accommodation of the United States Securities and Exchange Commission, accounting for jointly controlled investments need not be reconciled from Canadian to U.S. GAAP if the joint venture is jointly controlled by all parties having an equity interest in the entity. Joint ventures in which all owners do not share joint control are reconciled to U.S. GAAP. The different accounting treatment affects only presentation and classification and not earnings or shareholders’ equity.

8.     Transaction Costs
Under Canadian GAAP transaction costs arising from the issuance of debt are recorded in Long-Term Debt. For U.S. GAAP, these costs are reclassified to Deferred Amounts and Other Assets. As at June 30, 2010, $100 million (December 31, 2009 - $98 million) of transaction costs were reclassified.